March 24, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Chen Chen, Staff Accountant

Attn: Kathleen Collins, Accounting Branch Chief

Attn: David Plattner, Special Counsel

Attn: Alexandra Barone, Staff Attorney

Attn: Larry Spirgel, Office Chief

Dear Ms. Chen, Ms. Collins, Mr. Plattner, Ms. Barone and Mr. Spirgel:

dMY Technology Group, Inc. VI, a Delaware corporation (the “Company,” “dMY VI”, “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 20, 2023, regarding the Company’s Tender Offer Statement on Schedule TO-I filed with the Commission on January 26, 2023 (the “Schedule TO”), as amended on March 3, 2023 and March 16, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO-I/A”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended and Restated Offer to Purchase (the “Second A&R OTP”), as filed as Exhibit 99.(a)(1)(E) to Amendment No. 5 to the Schedule TO (“Amendment No. 5”).

Exhibit 99.(a)(1)(E) to Schedule TO

Questions and Answers about the Offer

Risk Factors

You may not have the same benefits as an investor in an underwritten public offering…, page 18

1.

We note your response to prior comment 2. Please expand your disclosure to clearly address the disparity between the purchase price being paid for Rainwater Tech by the SPAC and the valuation of Rainwater Tech. In this regard, we note that the SPAC will pay approximately $3 million to acquire Rainwater Tech but Rainwater Tech is valued at over $200 million.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 18 of the Second A&R OTP to address the disparity between the purchase price being paid for Rainwater Tech by the SPAC and the valuation of Rainwater Tech.

Underwriting Agreement, page 111

2.	We note your response to prior comment 11. Please expand your disclosure here to disclose the fees already paid to Needham.

In response to the Staff’s comment, the Company respectfully notes that as of the date of this filing, Needham has only received 5% of the upfront underwriting fees ($241,500) in connection with dMY VI’s initial public offering (“IPO”). To date, Needham has received no fees in connection with the tender offer or business combination transaction. The Company has revised the disclosure on page 111 of the Second A&R OTP to disclose that no fees have been paid to Needham except those in connection with the IPO.

Unaudited Pro Forma Condensed Combined Financial Information, page 147

3.

We note your response to prior comment 12. Please revise pro forma footnote (g) to include a discussion of the additional loan proceeds received under the working capital loans and clarify whether such loans will also be repaid upon consummation of the business combination. Also discuss the notes incurred by Rainwater Tech subsequent to the year-end and when you intend to repay such loan.

In response to the Staff’s comment, the Company has revised pro forma footnote (g) on page 146 of the Second A&R OTP to include a discussion of the additional loan proceeds received under the working capital loans subsequent to year end and clarify that the Company plans to repay such loans upon consummation of the transaction with Rainwater Tech. The Company has also expanded pro forma footnote (g) on page 146 of the Second A&R OTP to discuss the note incurred by Rainwater Tech subsequent to the year-end and clarify that such loan is due and payable on August 1, 2023 and the Company plans to complete the merger before such date and intends to repay such loan out of the combined entity’s operating cash account upon maturity date.

4.

We note from your response to prior comment 13 that pro forma adjustment (aa) includes approximately $1.0 million related to the estimated fees to be paid to Needham upon consummation of the business combination. If your estimate could change significantly, please revise note (aa) to clarify that such amount is subject to change and to the extent possible, provide a range of such fees. Also, revise your disclosures on page 111 to disclose the amount of fees you currently anticipate paying to Needham should you complete the business combination.

In response to the Staff’s comment, the Company respectfully notes that it does not expect the $1.0 million estimate to change significantly, and has therefore not revised note (aa) because the amount is unlikely to materially change. Accordingly, the Company respectfully notes that $1.0 million is the most accurate figure of estimated fees to be paid to Needham upon consummation of the business combination to include in the pro formas, rather than a range. The Company has further revised the disclosure on page 111 of the Second A&R OTP to disclose the amount of fees that it currently anticipates will be paid to Needham ($1.0 million) should it complete the business combination.

DMY Technology Group VI Financial Statements, page F-1

5.	We are continuing to consider your response to prior comment 14.

In response to prior comment 14, the Company has restated its Annual Report on Form 10-K/A, which has been filed on the Form 10-K/A of dMY Technology Group, Inc. VI filed with the Commission on March 24, 2023 (the “dMY VI 10-K/A”). The dMY VI 10-K/A has been filed as an updated Exhibit (a)(5)(v) to Item 12 of Amendment No. 5 and incorporated by reference therein. In addition, the Company has revised the Unaudited Pro Forma Combined Financial Statements for the period ended December 31, 2022, which have been filed as an updated Exhibit (a)(5)(vii) to Item 12 of Amendment No. 5.

Sincerely,

By:	/s/ Harry You
Name:	Harry You
Title:	Chairman

cc:	Adam Brenneman